                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant
                  to Rule 13d-1(a) and Amendments Thereto Filed
                            Pursuant to Rule 13d-2(a)
                           (Amendment No. _________)*

                         TeleBanc Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          common stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87925R 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Arlen W. Gelbard, Esq.
                  Executive Vice President and General Counsel
                         TeleBanc Financial Corporation
                           1111 North Highland Street
                            Arlington, Virginia 22201
                                 (703) 247-3791
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 28, 1998*
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


-----------------------
* In connection with a public offering (the "Public Offering") of 4,500,000 shares of its common stock, par value $.01 per share (the "Common Stock"), TeleBanc Financial Corporation filed a Registration Statement on Form 8-A to register its Common Stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Securities Exchange Commission (the "Commission") on July 23, 1998 declared the Form 8-A effective. The reporting person was an "Exempt Investor" for purposes of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, because he acquired all of his securities prior to TeleBanc Financial Corporation registering its Common Stock. On July 28, 1998, Mr. Smilow purchased 5,000 shares of Common Stock in the Public Offering. Accordingly, this Schedule 13D is being filed at this time by the reporting person to report his holdings of Common Stock of TeleBanc Financial Corporation.


                               Page 1 of 6 Pages

                                                               Page 2 of 6 Pages


                                      13D

CUSIP No. 87925R 10 9

1.          NAME OF REPORTING PERSONS
            IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David A. Smilow
--------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
--------------------------------------------------------------------------------

3.          SEC USE ONLY

--------------------------------------------------------------------------------

4.          SOURCE OF FUNDS

            PF
--------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------

                        7.          SOLE VOTING POWER
NUMBER OF
SHARES                              2,224,294**
BENEFICIALLY            --------------------------------------------------------
OWNED BY
EACH
REPORTING               8.          SHARED VOTING POWER
PERSON
WITH                                 -0-
                        --------------------------------------------------------
                        9.          SOLE DISPOSITIVE POWER

                                    2,224,294**
                        --------------------------------------------------------
                        10.         SHARED DISPOSITIVE POWER

                                    -0-
                        --------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,224,294**
--------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN


-----------------------
** Mr. Smilow disclaims beneficial ownership of 288,944 of such shares of Common Stock.

                                                               Page 3 of 6 Pages


            SHARES                                                          [X]
--------------------------------------------------------------------------------


13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              18%(1)
--------------------------------------------------------------------------------

14.         TYPE OF REPORTING PERSON

IN
--------------------------------------------------------------------------------



-----------------
(1) Percentage shown is fully-diluted, assuming all options granted to Mr. Smilow as reported on this Schedule 13D are fully exercisable as of the date of this filing. If the 288,944 shares of Common Stock of which Mr. Smilow disclaims beneficial ownership are excluded, the percent of class would be 15.6%.

                                                               Page 4 of 6 Pages



Item 1.     SECURITY AND ISSUER

            The class of equity securities to which this statement relates consists of the Common Stock, of TeleBanc Financial Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1111 North Highland Street, Arlington, Virginia, 22201.

Item 2.     IDENTITY AND BACKGROUND

            (a)         The name of the filing person is David A. Smilow;

            (b) The business address for Mr. Smilow is 1111 North Highland Street, Arlington, Virginia 22201.

            (c) Mr. Smilow's principal occupation is Chairman of the Board of Directors of TeleBank, a federally chartered savings bank ("TeleBank") and its holding company, the Issuer. Mr. Smilow also is a director of the Issuer and TeleBank. TeleBank is a financial institution that offers savings, investment and other financial products and services. Both TeleBank and the Issuer are located at 1111 North Highland Street, Arlington, Virginia 22201.

            (d) During the last five years, Mr. Smilow has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e)         During the last five years, neither of Mr. Smilow or D.
                        Aaron LLC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)         Mr. Smilow is a United States citizen.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Mr. Smilow is the Chairman and a director of the Issuer and its wholly owned subsidiary, TeleBank. Of the 2,224,294 shares of Common Stock deemed to be beneficially owned by Mr. Smilow, 781,396 shares (including options and warrants) are owned by Mr. Smilow directly and 1,442,898 shares are owned by Mr. Smilow indirectly through D. Aaron LLC (the "LLC"), a Delaware limited liability company of which Mr. Smilow is the sole managing member and with respect to which he exercises voting and dispositive power. Mr. Smilow disclaims beneficial ownership of 288,944 shares of Common Stock held by the LLC. The shares of Common Stock owned by Mr. Smilow directly consist of the following: (i) 50,036 owned by Mr. Smilow; (ii) options to purchase 634,064 (2) shares of Common Stock that were granted to Mr. Smilow by the Issuer under the 1994 Stock Option Plan, 1996 Stock Option Plan and the 1998 Stock Incentive Plan (collectively, the "Stock Option Plans"), 354,064 of which options are currently exercisable or become exercisable within 60 days; (iii) 33,096 (3) shares of Common Stock held by the Issuer's Employee Stock Ownership Plan (the "ESOP") for the account of Mr. Smilow; and (iv) warrants to acquire 64,200 shares of Common Stock. At the time of the Public Offering on July 28, 1998, Mr.



-----------------------
(2) Mr. Smilow was granted options to acquire 210,730 of Common Stock on April 28, 1994 all of which are vested and fully exercisable. On February 28, 1997, Mr. Smilow was granted options to acquire 200,000 shares of Common Stock, 20% of which vested upon grant and 20% of which vest ratably on each of the next four anniversaries of the grant. Of this 1997 grant, Mr. Smilow exercised options to acquire 26,666 shares of Common Stock in January 1998. On October 23, 1998, Mr. Smilow was granted options to acquire 200,000 shares of Common Stock, 20% of which vested upon grant and 20% of which vest ratably on each of the next four anniversaries of the grant. On January 26, 1999, Mr. Smilow was granted options to acquire 50,000 shares of Common Stock, 20% of which vested upon grant and 20% of which vest ratably on each of the next four anniversaries of the grant.

(3) The number of shares held by the ESOP for Mr. Smilow's account is based on the annual report from the ESOP's third-party administrator for the year ended December 31, 1997, which is the most recent report of the ESOP's holdings.

                                                               Page 5 of 6 Pages



Smilow owned directly 77,929 shares of Common Stock and owned indirectly 1,442,898. Mr. Smilow purchased 5,000 shares of Common Stock in the Public Offering at a price of $14.50 per share. Mr. Smilow purchased all of his shares of Common Stock with personal funds.

Item 4.    PURPOSE OF TRANSACTION

           The Common Stock to which this Schedule 13D relates was acquired for investment purposes. Mr. Smilow is currently the Chairman and a director of the Issuer. Other than his representation on the Board of Directors of the Issuer and his position as an executive officer of the Issuer, Mr. Smilow does not have any present plans or proposals which relate to or would result in any actions referred to in clauses (a) through (j) of Item 4 of Schedule 13D. Depending on market conditions and other factors, Mr. Smilow may purchase additional shares of Common Stock, or may sell or otherwise dispose of all or portions of his Common Stock, following the expiration of any relevant lock-up restriction, if such sales and purchases would be consistent with Mr. Smilow's investment objectives.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER

           (a-b)      The 2,224,294 shares of Common Stock to which this
                      Schedule 13D relates consist of the following: (i) 50,036 shares of Common Stock owned by Mr. Smilow directly; (ii) 1,442,898 (4) shares of Common Stock owned by Mr.
                      Smilow indirectly through the LLC, with respect to which Mr. Smilow exercises voting and investment power; (iii) options to purchase 634,064 shares of Common Stock granted under the Issuer's Stock Option Plans at exercise prices ranging from $3.063 to $32.688 per share, 354,064 of which options are currently exercisable or become exercisable within 60 days of the date of this Schedule 13D; (iv) 33,096 shares held by the Issuer's ESOP for the account of Mr. Smilow; and (v) warrants to purchase 64,200 shares of Common Stock at an exercise price of $3.83 per share. Mr. Smilow exercises sole voting and investment power with respect to all of the above-referenced shares of Common Stock.

           (c) On July 28, 1998, Mr. Smilow purchased 5,000 shares of Common Stock in a reserved share program in the Public Offering at a purchase price of $14.50 per share. Except as described in the preceding sentence, Mr. Smilow has not participated in any transaction in the Common Stock within the past 60 days other than through the Issuer's ESOP.

           (d)        Not applicable.

           (e)        Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           None.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS

           None.

------------------
(4) Mr. Smilow disclaims beneficial ownership of 288,944 of such shares.

                                                               Page 6 of 6 Pages
                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:      March 18, 1999


                                        /s/ David A. Smilow
                                        ------------------------------
                                        By:  David A. Smilow